Clearmind Medicine, Inc.

101 – 1220 West 6th Avenue

Vancouver, British Columbia V6H1A5

December 23, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Clearmind Medicine Inc. (the “Company”)
Form F-1 Confidentially Submitted December 23, 2021

Ladies and Gentlemen:

On December 23, 2021, in accordance with the provisions of the Jumpstart Our Business Startups Act of 2012, the Company confidentially submitted to the Securities and Exchange Commission a draft registration statement on Form F-1 (the “Registration Statement”) for the initial public offering of the Company’s ordinary shares. In connection with the confidential submission of the Registration Statement, reference is hereby made to the Compliance and Disclosure Interpretations, Fixing America’s Surface Transportation (FAST) Act, Question 1, located at https://www.sec.gov/divisions/corpfin/guidance/fast-act-interps.htm (the “Interim Financial Statement Guidance”).

In accordance with the Interim Financial Statement Guidance, the Company has omitted from its Registration Statement interim financial information for the six months ended April 30, 2021 (the “April Interim Financial Statements”) because the Company reasonably believes that the Company will not be required to present the April Interim Financial Statements separately at the time of the offering contemplated by the Registration Statement. Instead, the Company has included in the financial information that forms a part of the Registration Statement headings for financial and related information for the year ended October 31, 2021 and 2020. Financial and related information for the year ended October 31, 2021 will be included in a future publicly filed amendment to the Registration Statement.

Should the staff of the Division of Corporation Finance of the Securities and Exchange Commission have any questions with respect to the foregoing, you may contact our legal counsel, David Huberman at +1 312 372 2000  or by email at dhuberman@mwe.com, at the offices of McDermott Will & Emery LLP.

Sincerely,

Clearmind Medicine, Inc.

By:	/s/ Oded Gilboa
Oded Gilboa
Chief Financial Officer

CC:

David Huberman, McDermott Will & Emery LLP